02 APR 15 AM 9:

ZURICH
FINANCIAL SERVICES

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
USA - Washington, D.C. 20549

02028361

SUPPL

Your reference File No. 82-5089

Our reference

Date April 11, 2002

Zurich Financial Services / File No. 82-5089;
Information furnished to maintain Rule 12g 3-2 (b) exemption

Zurich Financial Services

Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 25 25
http://www.zurich.com

Direct Phone +41 (0) 625 25 84
Direct Fax +41 (0) 625 36 06
yannick.hausmann@zurich.com

Dear Sirs

Enclosed herewith please find the English version of the following press release:

- "Zurich Financial Services completes acquisition of Deutsche Bank's Deutscher Herold, Bonnfinnanz and DGV" dated April 11, 2002

Should there be any queries or comments please do not hesitate to contact us.

Yours sincerely
Zurich Financial Services
Legal Departement

Dr. Yannick Hausmann

PROCESSED
APR 19 2002
THOMSON
FINANCIAL

Enclosure

dlw 4/15

82138-01

News Release

File No. 82-5089

ZURICH
FINANCIAL SERVICES

Zurich Financial Services
Media and Public Relations

Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 21 00
Fax +41 (0)1 625 26 41
media.info@zurich.com
http://www.zurich.com

Zurich Financial Services completes acquisition of Deutsche Bank's Deutscher Herold, Bonnfinnanz and DGV

Zurich, April 11, 2002 – Zurich Financial Services (Zurich) today announced the closing of the acquisition from Deutsche Bank of 75.9% of the Versicherungsholding der Deutschen Bank AG, which includes the Deutscher Herold Group, Bonnfinanz, and DGV (Deutsche Gesellschaft für Vermögensberatung). Zurich and Deutsche Bank agreed on the transaction, valued at approximately EUR 1 billion, on December 3, 2001.

The acquisition marks an important step in the implementation of Zurich's strategy to strengthen its market position in Continental Europe. It completes the second part of a broader transaction between Deutsche Bank and Zurich, which also includes the completed sale of Zurich Scudder Investments to Deutsche Bank. The third part of the transaction will include the sale of Zurich's asset management activities in Germany (Zurich Invest) and Italy to Deutsche Bank and the sale of Deutsche Bank's insurance businesses in Italy, Spain and Portugal to Zurich, which are expected to close during the second quarter of this year.

"The acquisition of Deutscher Herold provides an excellent platform from which the Group will grow its life insurance and wealth accumulation business in Continental Europe and take advantage of the growing pension market business," said Axel P. Lehmann, CEO Continental Europe.

ZURICH
FINANCIAL SERVICES

Integration

Zurich and Deutscher Herold aim to integrate their respective product and customer segment-driven businesses. While Deutscher Herold will keep its independent legal structure, brand presence and headquarters in Bonn, it will operationally be integrated into the Zurich Group. At the end of 2001, Zurich Group Germany and Deutscher Herold had combined gross written premiums of EURO 5.2 billion.

Strategic distribution partnership

The strategic distribution partnership will give Deutscher Herold and Zurich access to Deutsche Bank's retail and private banking customers in Germany as the bank's exclusive provider for insurance products. Deutscher Herold and Zurich will offer Deutsche Bank's asset management products to their retail and private clients in Germany.

The **Zurich Financial Services Group** (www.zurich.com) provides its customers solutions in the areas of financial protection (non-life insurance and structured solutions) and asset gathering (life insurance and asset management). The Group focuses its activities on its key markets of North America, the UK and Continental Europe. Founded in 1872, Zurich is headquartered in Zurich, Switzerland. It has offices in more than 60 countries and employs approximately 70,000 people.

For further information please contact:
Zurich Financial Services, Media and Public Relations
8022 Zurich, Switzerland
Phone +41 (0)1 625 21 00, Fax +41 (0)1 625 26 41
http://www.zurich.com